SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to___________

Commission File Number 000-28846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Centrue Bank 401(k) Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Centrue Financial Corporation
7700 Bonhomme Avenue, Suite 300
St. Louis, MO  63105

REQUIRED INFORMATION

The following financial statements and schedules of the Centrue Bank 401(k) Profit Sharing Plan and Trust (the “Plan”), prepared in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), are filed herewith.  Crowe Horwath LLP, the current independent auditors for the Plan, audited the financial statements and schedules of the Plan as of and for the fiscal years ended December 31, 2010 and 2009.  The consent of Crowe Horwath LLP is attached as Exhibit 23.1 to this Form 11-K.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Peru, Illinois

FINANCIAL STATEMENTS
December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
      Centrue Bank 401(k) Profit Sharing Plan and Trust
Peru, Illinois

We have audited the accompanying statements of net assets available for benefits of the Centrue Bank 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s Administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 28, 2011

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Peru, Illinois

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments at fair value (Note 4)	$7,865,387	$7,227,265

Notes receivable from participants	157,965	175,275

Net assets, reflecting all investments at fair value	8,023,352	7,402,540

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,352)	24,742

NET ASSETS AVAILABLE FOR BENEFITS	$8,018,000	$7,427,282

See accompanying notes to financial statements.

2.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010

Additions to net assets attributed to:
Investment income (Note 4)
Net appreciation in fair value of investments	$414,227
Interest and dividends	8,342
Total investment income	422,569

Contributions
Participant wage deferrals	678,682
Rollovers	28,955
Employer	201,513
Total contributions	909,150

Total additions	1,331,719

Deductions from net assets attributed to:
Benefits paid to participants	739,001
Administrative expenses	2,000

Total deductions	741,001

Net increase	590,718

Net assets available for benefits
Beginning of year	7,427,282

End of year	$8,018,000

See accompanying notes to financial statements.

3.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Centrue Bank 401(k) Profit Sharing Plan and Trust (“the Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering employees of the Company and certain of its subsidiaries.  The Plan was established effective January 1, 1998 and restated effective January 1, 2009 and covers all employees who have completed three months of service (six months prior to January 1, 2006) and are aged 20½ or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is Centrue Financial Corporation (the Administrator) and the trustees of the Plan are First Mercantile Trust Company and Centrue Bank (the Trustees).  Centrue Bank is a subsidiary of the Administrator.  The Plan’s assets are held by First Mercantile Trust Company and State Street Bank (custodian of the Company common stock).

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code (IRC) Sections 402(g) and 415 of their annual compensation.  The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis.  The Company’s discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant’s eligible compensation for the year to total eligible compensation for the year.  The employer non-elective safe harbor contribution is allocated to participant accounts based on each participant’s eligible compensation and was 3% of eligible wages for the 2010 plan year through the payroll of July 1, 2010 at which time the Plan was amended to remove its safe harbor status.  The Company made no additional contributions in 2010.  The Plan requires automatic enrollment of eligible participants who do not elect a specific deferral percentage or decline enrollment; these participants will be automatically enrolled into the Plan with a 3% deferral percentage.

Participant Accounts:  Each participant’s account is credited with that employee’s contributions and an allocation of plan earnings.  Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document.  Plan earnings are allocated to participant accounts in proportion to the participant’s account balance to total account balances in each investment.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and allocated to eligible participants as of the last day of the plan year for which the terminated participant receives a distribution.

(Continued)

4.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting:  Participants are immediately vested in their voluntary contributions and any employer safe-harbor contributions, plus actual earnings thereon.  In the event that the Company makes matching contributions in excess of safe-harbor contributions, a participant would be 100% vested after six years of service in accordance with the table below.

Years of Service	Percent Vested

Less than two	0%
Two	20
Three	40
Four	60
Five	80
Six	100

Payment of Benefits:  Upon retirement, death, disability, or other termination of employment with the Company, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum cash amounts or, in the case of the Centrue Common Stock Fund, in-kind.

Investment Options:  Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator.  The employee may elect to direct these contributions in multiples of 1%.  Employer contributions are allocated in the same percentages that the employee has elected.  The Plan offers various investment options, including Centrue Financial Corporation common stock.  Effective April 1, 2011, the Plan no longer permits participants to make new investments in the stock fund.  Plan participants are allowed to reallocate funds between investment options on a daily basis.

Notes Receivable from Participants:  Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000.  These transactions are treated as a transfer from the investment fund to a note receivable from the participant.  Notes receivable terms range from one to five years except for the purchase of a primary residence, which will be required to be repaid within 30 years of the original date of the note receivable.  Notes receivable are secured by the balance in the participant’s account and bear interest at a rate determined by note receivable policy which states, at the time the note receivable is received the rate is equal to the Wall Street Journal Prime Rate plus 1%. Interest rates on notes receivable outstanding at December 31, 2010 range from 4.25% to 9.25%.  Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.

5.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method:  The Plan uses the accrual basis of accounting based on U.S. generally accepted accounting principles.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Adoption of New Accounting Standard:  In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted.  The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $175,275 on the statement of net assets available for benefits as of December 31, 2009.  Adoption had no effect on the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  A fair value hierarchy has been established which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

6.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Common stock:  The fair values of investments in common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trust funds:  The fair values of participation units held in collective trust funds, other than stable value funds, are based on their net asset values, as reported by the managers of the collective trust funds and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).  Each of the collective trusts holds a single mutual fund as its sole underlying investment (the fund’s valuation input, which is valued at the closing net asset value per share of the mutual fund on the day of valuation as reflected on a national securities exchange).  The collective trusts have been classified in the disclosures that follow as U.S. equity, international, money market, bond and lifestyle funds, based upon the investment composition, objectives, and strategies of the underlying mutual fund that each trust holds. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs). The stable value fund holds a single stable value collective trust, ABN-AMRO Income Plus Fund, as its underlying investment (valuation input).  The ABN-AMRO Income Plus Fund invests primarily in guaranteed investment contracts (GICs), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and other liquid guaranteed investment contracts (synthetic GICs) issued by various investment products with similar characteristics. The fund’s objective is to preserve invested principal while providing a competitive current rate of return. Key variables influencing future crediting rates for synthetic GICs include: the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals, the investment returns, and the duration of the fixed-income investments that underlie the wrap contract. Wrap contract interest rates are typically reset on a monthly or quarterly basis. The stable value fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments  measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Centrue common stock	$248,425	$—	$—
Money markets	—	18,411	—
Collective funds, classified by nature of underlying investments
Large cap domestic mutual funds
Large cap blended	—	238,502	—
Large cap growth	—	528,512	—
Mid cap domestic mutual funds
Mid cap growth	—	531,189	—
Mid cap blended	—	377,868	—
International mutual funds
Large cap blended	—	612,014	—
Large cap growth	—	357,256	—
Diversified stock mutual funds
Information technology and Industrial concentrated	—	547,844	—
Financial and energy concentrated	—	571,896	—
Information technology and consumer Discretionary concentrated	—	303,220	—
Money market mutual funds	—	291,685	—
Bond mutual funds	—	420,999	—
Stable value fund	—	1,375,537	—
Lifecycle funds
Lifecycle fixed	—	63,177	—
Lifecycle blended	—	816,852	—
Lifecycle equity	—	562,000	—

There were no significant transfers between Level 1 and Level 2 during 2010.

8.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Centrue common stock	$641,706	$—	$—
Money markets	—	93,952	—
Collective funds, categorized by nature of underlying investments
U.S. equity mutual funds	—	2,846,027	—
International mutual funds	—	834,821	—
Money market mutual funds	—	150,253	—
Bond mutual funds	—	402,708	—
Stable value fund	—	1,152,457	—
Lifecycle – blended equities	—	1,105,341	—

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in the ABN-AMRO Income Plus Fund.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Risks and Uncertainties:  The Plan provides for various investment options in collective trust funds and employer stock.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

At December 31, 2010 and 2009, approximately 3% and 9%, respectively, of the Plan’s assets were invested in Centrue Financial Corporation common stock.

Payment of Benefits: Benefits are recorded when paid.

9.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets.

	2010		2009
Investments at fair value
Collective trust funds
FMT/ABN-AMRO Stable Value Fund (contract value was $1,370,185 and $1,177,199 at December 31, 2010 and 2009, respectively)	$1,375,537		$1,152,457
FMT/Lifestyle Aggressive Growth Strategy Fund	562,000		442,256
FMT/Lifestyle Moderate Growth Strategy Fund	816,852		628,091
FMT/Federated Kaufmann A Fund	531,189		520,202
FMT/American Funds Growth Fund	528,512		506,398
FMT/NWQ Investment Management Fund	571,896		531,350
FMT/American Funds Europacific	612,014		579,280

Common stock
Centrue Financial Corporation common stock fund (253,731 and 240,335 shares at December 31, 2010 and 2009, respectively)	248,425	*	641,706

*Balance was less than 5% but is disclosed for comparative purposes.

During the year ended December 31, 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

Collective trusts	$825,424
Common stock	(411,197)

Net change in fair value	$414,227

For the plan year ended December 31, 2010, the Plan’s investments earned dividend and interest income of $8,342.

10.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2010 and 2009

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  At December 31, 2010 and 2009, the Plan held investments in collective trust funds managed by First Mercantile Trust Company (First Mercantile).  First Mercantile is the custodian of the Plan; therefore, these qualify as party-in-interest investments.  The Plan also holds party-in-interest transactions in the form of notes receivable from participants at December 31, 2010 and 2009 of $157,965 and $175,275, respectively.

The Plan allows participants to invest their account balances in the Centrue Financial Corporation common stock fund.  At December 31, 2010 and 2009, the Plan had $248,425 and $641,706, respectively, invested in Employer Stock.  The Plan’s investment in Employer Stock was held through a unitized investment fund managed by First Mercantile.  Effective April 1, 2011, the Plan no longer permits participants to make new investments in this fund.  The Plan held 253,731 and 240,335 shares of Employer stock as of December 31, 2010 and 2009, respectively.

Certain administrative costs of the Plan were paid by the Company.  During the plan year ended December 31, 2010, the Plan paid administrative fees totaling $2,000 to First Mercantile.

NOTE 6 - TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.  Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

11.

SUPPLEMENTAL SCHEDULE

CENTRUE BANK 401(K) PROFIT
SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of Plan Sponsor:  Centrue Financial Corporation
Employer Identification Number:  36-3145350
Three Digit Plan Number:  002

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par, or Maturity Value	Cost**	Value

		Money Market Fund
	State Street	SSgA Treas M.M. Fund		$18,411

		Collective Trust Funds
*	First Mercantile	ABN-AMRO Income Plus Fund; 106,153.3697		1,370,185
*	First Mercantile	FMT/SSgA Treas M.M. Fund; 25,480.0410		291,685
*	First Mercantile	Vanguard 500 Index Fund; 14,887.2118		238,502
*	First Mercantile	Federated Kaufmann A Fund; 31,260.3770		531,189
*	First Mercantile	Vanguard Midcap Index Fund; 27,889.3922		377,868
*	First Mercantile	American Funds Growth Fund; 44,385.1967		528,512
*	First Mercantile	Delaware Investments Small Cap Core; 20,986.4661		249,634
*	First Mercantile	Oppenheimer Developing Markets Fund; 11,699.0094		357,256
*	First Mercantile	American Funds Europacific R4 Fund; 42,405.8585		612,014
*	First Mercantile	Calvert Income A Fund; 17,444.7229		220,273
*	First Mercantile	LifeStyle Moderate Growth Strategy Fund; 43,250.5697		816,852
*	First Mercantile	Smith Group Asset Management Fund; 23,025.6802		298,210
*	FirstMercantile	NWQ Investment Management, LLC Fund; 49,042.2304		571,896
*	First Mercantile	BlackRock Capital Management, Inc Fund; 16,294.6725		200,726
*	First Mercantile	Zevenbergen Capital Investments LLC Fund; 22,446.9140		303,220
*	First Mercantile	LifeStyle Conservative Growth Strategy Fund; 3,893.5323		63,177
*	First Mercantile	LifeStyle Aggressive Growth Strategy Fund; 28,216.8098		562,000

		Common Stock
*		Centrue Bank 253,731 shares		248,425

		Other Participant Loans
		Interest rates ranging from 4.25% to 9.25%		157,965

				$8,018,000

*Party-in-interest.
**Not applicable for participant-directed investments.

12.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRUE BANK
401(k) PROFIT SHARING PLAN AND TRUST

Date: June 29, 2011	By:	/s/ Kurt R. Stevenson
Kurt R. Stevenson
Senior Executive Vice President and
Chief Financial Officer

CENTRUE BANK 401(k) PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit
No.	Description

23.1	Consent of Crowe Horwath LLP